Exhibit 99.5

NEWS RELEASE

Lorus Therapeutics Reports Results for Fiscal Year 2011

TORONTO, CANADA - August 26, 2011 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”) a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the twelve months ended May 31, 2011.  Unless specified otherwise, all amounts are in Canadian dollars.

2011 HIGHLIGHTS

Corporate Highlights

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Subsequent to year-end the Company completed a unit offering of 5,484,000 units at a price of $0.40 per unit, representing gross proceeds of approximately $2.2 million.  Each unit is comprised of one common share and one common share purchase warrant.  In connection with the offering a director of the Company, Mr. Abramson, provided a commitment letter to the Company to guarantee that total funding to be provided to the Company by November 30, 2011 would be at least $4 million.  Following the completion of the unit offering, the remaining funding commitment is $1.8 million. Should Lorus be unable to secure financing from other sources prior to November 30, 2011 Mr. Abramson has agreed to provide $1.8 million to Lorus by way of equity investment or promissory note.

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Completed a rights offering raising net proceeds of $4.2 million through the issuance of 4.2 million units of Lorus at a price of $1.11 per unit.  Each unit consisted of one common share and one common share purchase warrant exercisable into one common share of Lorus at a price of $1.33 until May 8, 2012.  Mr. Abramson subscribed for 3.6 million of the units for proceeds of $4 million.

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Closed a private placement of 1.6 million common shares of the Corporation at a price of C$1.05 per share for gross proceeds of approximately C$1.66 million. No commission was paid in connection with the private placement. Mr. Abramson subscribed for 1,410,000 common shares, of the total number of common shares issued through the private placement.

Drug Development Highlights

•	LOR-2040 Program:
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Publication of a research article by investigators at Ohio State University demonstrating that Lorus’ lead cancer drug LOR-2040, synergistically improves the anticancer effects of the chemotherapy drug Ara-C. The results in the article provide additional support and mechanistic justification for the continuing clinical program of LOR-2040 in combination with Ara-C in the treatment of relapsed and refractory acute myeloid leukemia.

•	LOR-253 Program:
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Announcement enrolment of the first cancer patient in a Phase I clinical study evaluating Lorus’ small molecule anticancer drug candidate LOR-253. The primary objectives of the study are to determine the maximum tolerated dose and recommended Phase II dose of LOR-253. The study is being conducted at the Memorial Sloan Kettering Cancer Center, which is a recognized world leader in the investigation of novel cancer therapies.

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Presentation of new data related to Lorus’ lead small molecule anti-cancer drug candidate LOR-253 at the 102nd Annual Meeting of the American Association for Cancer Research in Orlando, Florida. The presentation included preclinical results on the anticancer efficacy of LOR-253 in human lung cancer, as well as an overview of the ongoing Phase I clinical trial for LOR-253 in advanced or metastatic solid tumors.

•	Other Programs:
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Announced publication of a peer-reviewed scientific article describing synthesis and antibacterial activity of novel antimicrobial compounds from Lorus’ small molecule program. The article reported the results of studies on the chemical synthesis and in vitro activity of a series of new compounds against multidrug resistant bacterial strains, including methicillin-resistant Staphylococcus aureus (MRSA). The studies showed that many of these compounds exhibited potent growth inhibition of MRSA strains. Some of the compounds showed comparable antibacterial activity to that of vancomycin and higher activity than linezoid, both of which are antibiotics currently used to treat serious bacterial infections.

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Allowed a key patent in the United States for composition of matter of Lorus’ lead antimicrobial compound LOR-220 and related small molecules. This patent also provides Lorus with patent protection for antimicrobial compositions based on LOR-220 for inhibiting growth of a variety of drug-resistant bacteria, including MRSA and vancomycin-resistant enterococci. This was the first U.S. patent allowance from Lorus’ small molecule program.

FINANCIAL RESULTS

Loss from operations for the year ended May 31, 2011 decreased to $5.0 million ($0.38 per share) compared to $5.7 million  ($0.61 per share) for the year ended May 31, 2010 and decreased further from the loss of $9.3 million ($1.13 per share) for the year ended May 31, 2009.  For the year ended May 31, 2011 net loss and other comprehensive loss was $5.0 million ($0.38 per share) compared with net earnings and other comprehensive earnings of $5.3 million (earnings of $0.57 per share) for the year ended May 31, 2010 as a result of a $11.0 million gain on sale recognized on the extinguishment of the convertible debentures in June 2009.  For the year ended May 31, 2009 the Company recorded a gain on sale of shares of $450 thousand resulting in a net loss and other comprehensive loss for the period of $8.9 million ($1.08 per share).

The decrease in net loss from operations for the year ended May 31, 2011 compared with the prior year is due primarily to lower general and administrative costs of $863 thousand due to reduced personnel and overhead costs as well as one time financing charges of $569 thousand incurred in the prior year compared with $156 thousand in the current year as well as lower research and development costs of $219 thousand resulting from less spending on LOR-2040 compared with the prior year.  These cost reductions were offset by higher stock based compensation expense of $350 thousand in the current year.

The decrease in net loss from operations for the year ended May 31, 2010 compared with the prior year was due primarily to lower research and development costs of $1.2 million resulting from less spending on GLP-toxicity studies as well as an overall reduction in company spending to conserve cash balances, as well as reduced interest and accretion charges of $653 thousand and $1.6 million respectively, resulting from the settlement of the convertible debentures and lower stock based compensation costs of $270 thousand as a result of a lower share price in the year ended May 31, 2010.  These reductions were offset by a decrease in interest income from $270 thousand for the year ended May 31, 2009 to $21 thousand for the year ended May 31, 2010 as a result of lower cash and investment balances.

Research and development expenses totaled $2.3 million in the year ended May 31, 2011 compared to $2.5 million during the prior year and $3.8 million in 2009.  The decrease in expenditures of $0.2 million during the current year compared to the year ended May 31, 2010 is primarily a result of reduced spending on the development of LOR-2040 and emphasis on the development of LOR-253.  LOR-253 being at an earlier stage of development results in lower development costs.  In addition, we continue to reduce overall, non-critical research and development costs.

The decrease in research and development expenditures of $1.2 million for the year ended May 31, 2010 compared with the prior year is primarily a result of the cost of toxicity studies for LOR-253 completed in fiscal 2009.   No similar costs were incurred in the year ended May 31, 2010.

General and administrative expenses totaled $2.1 million for the year ended May 31, 2011 compared to $3.0 million in the prior year and $3.0 million in 2009.  General and administrative expenses were lower for the year ended May 31, 2011 compared with the prior year due to reduced personnel costs, lower patent charges due to one time charges in the prior year and a restructuring of our patent portfolio in effort to reduce costs and lower legal and board fees as well as lower costs associated with the terminated financing as discussed above.  We do not expect to incur any further expenses related to the terminated financing.

While the general and administrative expenses in the year ended May 31, 2010 were consistent with the year ended May 31, 2009, there were significant reductions to personnel, travel, board of directors and general office costs over the prior year offset by financing costs of $569 thousand associated with the terminated financing.

At May 31, 2011, we had cash and cash equivalents and short-term investments of $911 thousand compared to $914 thousand at May 31, 2010. Subsequent to year-end we completed a unit offering and obtained a commitment letter (described above) which will provide Lorus with $4 million in cash over the next 6 months.  Including the unit proceeds and commitment letter Lorus had $4.9 million available for use in fiscal 2012.

Management has forecasted that the Company’s current level of cash and cash equivalents, including the $4.0 million investment described above, will be sufficient to execute its current planned expenditures for the next ten to twelve months without further investment.  The Company is currently in evaluating several future funding alternatives.  Management believes that it will complete one of these arrangements in sufficient time to continue to execute its planned expenditures.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditure, or if the capital is available, that it will be on terms acceptable to the Company.

Lorus Therapeutics Inc.
Consolidated Statements of Operations
(amounts in 000's except for per common share data)
	Years Ended May 31
(Canadian dollars)	2011		2010	2009
REVENUE	$	―	$131		$184

EXPENSES
Research and development		2,298	2,517		3,757
General and administrative		2,101	2,964		2,958
Stock-based compensation		526	176		446
Depreciation and amortization of fixed assets		56	86		189
		4,981	5,743		7,350
Interest expense		71	54		707
Accretion in carrying value of convertible debentures		―	80		1,707
Interest income		(14)	(21)		(270)
Loss from operation for the period		(5,038)	(5,725)		(9,310)
Gain on repurchase of convertible debentures and transfer of assets		―	11,006		-
Gain on sale of shares		―	50		450
Net (loss) earnings and other comprehensive (loss) income for the period		(5,038)	5,331		(8,860)
Basic and diluted (loss) earnings per common share	$	(0.38)	$0.57	$	(1.08)
Weighted average number of common shares
outstanding used in the calculation of:
Basic (loss) earnings per share		13,157	9,364		8,236
Diluted (loss) earnings per share		13,157	9,379		8,236

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release.  Such expressed or implied forward looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Elizabeth Williams, 416-798-1200 ext. 372; ewilliams@lorusthera.com

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